Exhibit 10.1

October 1, 2015

PERSONAL AND CONFIDENTIAL

Mr. Kevin Arrix
971 West Road
New Canaan, CT  06840

Re: Separation and Release Agreement

Dear Kevin:

This Letter Agreement ("Agreement") acknowledges that your position with Viggle Inc. (“Viggle” or the “Company”), and any other position you may have held with the Company or any direct or indirect subsidiary or affiliate thereof, has been terminated and sets forth the terms and conditions of your termination from the Company.  Your termination from the Company and from the foregoing position(s) is effective October 1, 2015 (the “Termination Date”).

Regardless of whether you sign this Agreement, the Company will pay you all of your earned wages and any unused, accrued paid time off through the Termination Date.

This Letter will also serve to inform you of the terms of the Separation Consideration (as defined herein) and benefits which you may receive in connection with the termination of your employment from the Company.

The Company’s offer regarding the Separation Consideration will expire as follows:  The Company will not pay to you the Separation Consideration or provide you with any other benefit based upon this Agreement if this Agreement is not signed by you and physically delivered to the Company, or postmarked, within twenty-one (21) days from the date of this Agreement, and your consent to the agreement is not revoked within seven (7) days following your signing of the Agreement.

AGREEMENT

In consideration of the mutual covenants and promises made in this Agreement, you and the Company agree as follows:

1. Separation Date.  Your termination from the Company is effective as of 5:00 p.m. on the Termination Date.

2. Consideration Period.  You have twenty-one (21) days from today to consider this Agreement (the “Consideration Period”). In the event that you do not sign and return this Agreement prior to the expiration of the Consideration Period, this Agreement will expire and be rendered null, void, and unenforceable.

3. Revocation Period.  In accordance with the Older Worker Benefit Protection Act, you may revoke your consent to this Agreement for a period of seven (7) days following your signing of this Agreement (the “Revocation Period”). The parties agree the revocation shall be effective only if an originally executed written notice of revocation is delivered to Viggle Inc., Attention: Lisa Failla, 902 Broadway, 11th Floor, New York, NY 10010, on or before 5 p.m. on the seventh (7th) day after the date you sign this Agreement. If the last day of the Revocation Period falls on a Saturday, Sunday, or holiday, the last day of the Revocation Period shall be deemed to be the next business day. This Agreement does not become effective or enforceable until the Revocation Period has expired, at which point the Agreement becomes forever binding and dully effective and enforceable.

4. Transition Services.  Notwithstanding anything provided in this Agreement, you shall be available, at the request of the Company or its Chairman, from the Termination Date until December 31, 2015, to identify, assess, and connect/ drive revenue opportunities for the Company (the “Transition Services”).  You shall receive no additional consideration for providing the Transition Services, and shall not be entitled to any commission on any revenue opportunities resulting from the Transition Services.

5. Separation Consideration.  In lieu of any separation payment or other consideration which may become due or payable under your employment agreement as a result of its termination, and pursuant to the approval of the Compensation Committee of the Company’s Board of Directors, the Company shall provide that from the remaining unvested 124,000 restricted shares granted to you under the terms of your Employment Agreement with the Company, 15,500 shall vest as of May 1, 2016.  The remaining 108,500 restricted shares shall be deemed forfeited as of the Termination Date.

6. Benefits.  Except as set forth in this Agreement, all compensation and benefits from the Company ceased as of the Termination Date.  You will be eligible to enroll in COBRA coverage, which enrollment forms shall be delivered to you by the Company.

7. Consideration.   You acknowledge:  (i) the sufficiency of the consideration for this Agreement generally and specifically for your release of all claims against the Viggle Releasees (as hereinafter defined); (ii) that such payment is being made to you because of your agreement to fulfill the promises and to provide the releases that are stated herein; and (iii) that such payment may be in excess of any payment, benefit, or other thing of value to which you might otherwise be entitled under your employment agreement, option award agreement or similar arrangement with the Company and/or its affiliates.

8. No Other Claims.  Except for the payments set forth herein, no other payment or other benefit shall be made by the Company or any of its affiliates to you.  You acknowledge that you have no entitlement to, nor any right to, make any claim for any additional payments, benefits, equity compensation or terms with respect to equity compensation, or compensation of any kind or nature whatsoever by the Company or any of its affiliates.

9. General Release.

a. In consideration for the promises made herein, you hereby irrevocably and unconditionally release and forever discharge, for yourself and for your heirs, executors, administrators, successors and assigns, Viggle Inc. and/or its affiliates, parents, subsidiaries, predecessors and successors, and all of their past and present directors, officers, management committees, members, agents, employees, representatives, attorneys and shareholders, as well as TriNet Corporation, benefit plan fiduciaries and administrators, and assigns, and all persons acting by, through, under, or in concert with any of them (collectively, “the Viggle Releasees”), from any and all rights, claims, charges, causes of action, liabilities, costs and damages, known or unknown, suspected or not, fixed or contingent, and in law or in equity, which you now have, or may ever have had, concerning, relating to, or arising out of, directly or indirectly, your employment with the Company or the termination thereof (the “Release”).

b. The Release expressly includes, but is not limited to, all claims and any obligations or causes of action arising from such claims, under common law, including wrongful or retaliatory discharge, breach of contract or public policy and any action arising in tort including libel, slander, defamation or intentional infliction of emotional distress, any claims of discrimination under federal or state or municipal or foreign law, and any claims arising under the Civil Rights Acts of 1866 and 1867, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Employee Retirement Income Security Act, the Fair Labor Standards Act, the Family and Medical Leave Act, the Americans with Disabilities Act, the National Labor Relations Act, Workers’ Compensation law, the Rehabilitation Act, the Equal Pay Act, the New York State Human Rights Law, the New York City Human Rights Law, , and/or any and all similar federal, state, municipal, local or foreign laws that are in any way related to employment and/or the termination thereof.

c. The Release applies to federal, state or local laws, civil rights laws, wage-hour, wage-payment, pension or labor laws, rules and/or regulations, constitutions, ordinances, public policy, contract or tort laws, or any claim arising under common law, or any other action based upon any conduct occurring up to and including the date you sign the Agreement.

d. In addition to the above, you also acknowledge and affirm that the Release constitutes a knowing and voluntary waiver of any and all rights or claims that exist or that you may claim to have under the Age Discrimination in Employment Act (“ADEA”), as amended by the Older Workers’ Benefit Protection Act of 1990. You acknowledge the following: (a) the consideration provided pursuant to this Agreement is in addition to any consideration you would otherwise receive; (b) you are advised to consult with an attorney prior to signing this Agreement; (c) you have been provided with ample opportunity to study this Agreement, including a Consideration Period of at least 21 days, and such Consideration Period is sufficient time for you to consider the Agreement with legal counsel; and (d) you are aware of your right to revoke your waiver of claims under the ADEA within the Revocation Period (as defined below), and the waiver of claims under the ADEA shall not become effective or enforceable until the Revocation Period expires.

e. You expressly acknowledge that this Agreement is also intended to include in its effect, without any limitation, any and all claims which you do not know of or suspect may exist in your favor at the time of the execution of this Agreement, and that this Agreement will also extinguish any such claim.

f. You further acknowledge that you fully understand that you are waiving any right you may have to sue the Viggle Releasees for any of the claims you have released, or to receive any compensation, damages or settlement arising as a result of any action, claim, lawsuit, charge or complaint commenced by anyone else against the Viggle Releasees.

g. The provisions of any laws providing in substance that releases shall not extend to claims which are unknown or unsuspected at the time to the person executing such waiver or release are hereby expressly waived by you.

h. You also acknowledge and affirm that you have been fully paid any wages owed to you including any overtime wages, and also acknowledge and affirm that as of the date of your execution of this Agreement, you have been afforded all required periods of family or medical leave as well as any right to reinstatement upon conclusion of any leave taken.

i. You represent and warrant that you have not commenced, maintained, prosecuted or participated in any action, suit, charge, grievance, complaint or proceeding of any kind against the Viggle Releasees in any court or before any administrative or investigative body or agency and/or that you are hereby withdrawing with prejudice any such complaints, charges or actions that you may have filed against the Viggle Releasees.

j. In the event any action, suit, charge, grievance, complaint or proceeding is commenced on your behalf, you hereby waive any right to potential recovery.

k. However, you understand and acknowledge that nothing in this Agreement shall be construed to prevent you from filing a charge with, or participating in an investigation conducted by, any governmental agency charged with the enforcement and/or investigation of claims of discrimination, harassment, retaliation or wage payment under federal, state or local laws or regulations, including, without limitation, the EEOC or applicable state/city fair employment practices agency.  However, you also understand and acknowledge that by signing this Agreement, you have completely waived your right to receive any individual relief, including monetary damages, in connection with any such claim, and if you are awarded monetary damages, you hereby unconditionally assign to the Company any right or interest you may have to receive monetary damages.

l. Notwithstanding the foregoing, by entering into this Agreement, you are not releasing claims that relate to any claims for enforcement of this Agreement or any rights or claims you may have to indemnification from the Company in the event of claims against you as a result of your employment as an officer of the Company.

m. Notwithstanding the foregoing, by entering into this Agreement, you are not releasing claims that relate to any claims for enforcement of this Agreement or any rights or claims you may have to receive workers’ compensation benefits.

10. Return of Company Property; Expenses.  You agree to immediately return all of the Company’s property and equipment in your possession or under your control, including, but not limited to, any and all computers, laptops, computer hardware or software, Blackberrys, cell phones, tablets, car phones, credit cards, keys, manuals, notebooks, financial statements, reports, passwords, company ID’s and any other property of the Company or the Viggle Releasees, including any and all copies of Company documents, materials and information not specifically addressed and relating to you.

You must also immediately submit to the Company any and all outstanding business expenses that you incurred on or before the Termination Date for reconciliation in accordance with the Company’s customary procedures.

11. Legal Representation.  You acknowledge and represent that you have had ample opportunity to receive the advice of independent legal counsel prior to the execution of this Agreement, and the Company advises you to do so, and ample opportunity to receive an explanation from such legal counsel of the legal nature and effect of this Agreement, that you have fully exercised that opportunity to the extent you desired, and that you fully understand the terms and provisions of this Agreement as well as its nature and effect.  You further acknowledge and represent that you are entering into this Agreement completely freely and voluntarily.

12. No Admission of Liability.  Nothing contained in this Agreement nor the fact that the Company has signed this Agreement shall be considered an admission of any liability whatsoever by the Viggle Releasees.  This Agreement will not be used against the Viggle Releasees in any action, proceeding or settlement negotiation.

13. Confidentiality.  As a material inducement to the Company to enter into this Agreement and as an indivisible part of the consideration to be received for entering into this Agreement and for the performance of obligations under this Agreement by each party to this Agreement, you agree that you will not disclose, disseminate and/or publicize or cause or permit to be disclosed, disseminated and/or publicized, any of the terms of this Agreement and/or any information regarding your employment with the Company and/or claims or allegations or the basis for any claims or allegations, which were or could have been made against the Company and/or the Viggle Releasees, which concern and/or are within the scope of this Agreement, directly or indirectly, specifically or generally, to any person, corporation, association, governmental agency, or other entity except: (a) to your accountant, attorneys and/or spouse, provided that, to the maximum extent permitted by applicable law, rule, code or regulation, they agree to maintain the confidentiality of any such information; (b) to the extent necessary to report income to appropriate taxing authorities; (c) in response to an order of a court of competent jurisdiction or a subpoena issued under the authority thereof; (d) in response to any subpoena issued by a state or federal governmental agency; or (e) as otherwise required by law.  To the extent you are subpoenaed by any person or entity (including, but not limited to, any government agency) to give testimony or produce documents (in a deposition, court proceeding of otherwise) which in any way relates to your employment by the Company and/or the Viggle Releasees and/or this Agreement, you will give prompt notice of such request to General Counsel, Viggle Inc., and you will make no such disclosure until the Company has had a reasonable opportunity to contest the right of the requesting person or entity to such disclosure, unless required to do so by law.

Additionally, you will not disclose, disseminate and/or publicize or cause or permit to be disclosed, disseminated and/or publicized, whether directly or indirectly, that you and the Company have entered into this Agreement and that you are no longer in the employ of the Company until such date that the Company has publicly disclosed the termination of your employment.

14. Non-Disparagement.  As a material inducement to the Company to enter into this Agreement, you agree, for a period of five (5) years from and after the Termination Date, that you will not make any false, negative or disparaging comments about the Company or the Viggle Releasees.  This paragraph applies to comments made verbally, in writing, electronically or by any other means, including, but not limited to, blogs, postings, message boards, texts, video or audio files and all other forms of communication.

15. Non-Solicitation; Non-Competition.  In addition, during the Restricted Period (as defined below), you will not, directly or indirectly, in any manner, other than for the benefit of the Company, (a) call upon or solicit for the purposes of diverting or taking away, or otherwise divert or take away any of the customers, business or prospective customers of the Company or any of its suppliers with whom you had contact with or about whom you learned information during your employment with the Company, or request or cause any of the above to cancel or terminate any part or their relationship with the Company or refuse to enter into any business relationship with the Company, (b) solicit, entice or attempt to persuade any other employee, agent or consultant of the Company to leave the services of the Company for any reason or take any other action that may cause any such individual to terminate his or her employment with, or otherwise cease his or her relationship with, the Company, or assist in such hiring or engagement by another person or business entity, and/or (c) own, operate, manage, control, engage in, participate in, invest in, permit your name to be used by, act as a consultant or advisor to, render services for (alone or in association with any other person or entity), or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls any venture or enterprise which, directly or indirectly, wholly or partly, competes with the Company, provided, however, nothing herein shall prevent you from engaging in any activity with, or holding any financial interest in, a non-competitive division or affiliate of an entity engaged in a business that competes with the Company, provided, that none of your activities or financial interests in respect of such non-competitive division or affiliate would cause you to otherwise breach your obligations hereunder in respect of the entity engaged in a business that competes with the Company for the Restricted Period as if you were still an employee of the Company.  You acknowledge and agree that if you violate any of the provisions of this paragraph 15, the running of the Restricted Period will be extended by the time during which you engage in such violation(s).  For purposes of this Agreement, the term “Restricted Period” shall mean the period of twelve (12) months immediately following the Termination Date.  Notwithstanding the provisions of this Section 15, an exception will be made for your personal assistant.

16. References.  The Company agrees to provide neutral references upon request, which is to only provide dates of employment, position(s) held and employment status.

17. Other Agreements.  This Agreement supersedes any and all other agreements with the Company, including but not limited to your employment agreement (with the exception of the post-termination obligations contained therein) and any agreement, understandings, representations, negotiations, or discussions, either oral or in writing, or express or implied, between you and the Company and/or its employees, agents or representatives.

18. Entire Agreement.  This Agreement constitutes the full, complete and exclusive agreement between you and the Company with respect to the subject matter discussed herein.  This Agreement cannot be changed unless in writing signed by both parties.  Email correspondence does not constitute a writing for the purposes of this provision.

19. Waiver.  No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar.  No waiver shall constitute a continuing waiver.  No waiver shall be binding unless executed in writing by the party charged with the waiver.

20. Severability.  In the event any provision of this Agreement shall be determined to be unlawful, such provision shall be deemed to be severed from this Agreement and every other provision of this Agreement shall remain in full force and effect.  However, that in the event a court of competent jurisdiction finds the release and covenants provided for in this Agreement to be illegal, void or unenforceable, you agree, at the Company’s option, to execute a release, waiver and/or covenant that is legal and enforceable to effectuate the terms of this Agreement.

21. Fees and Costs.  You and the Company agree that, in the event of litigation relating to this Agreement or its subject matter, the prevailing party shall be entitled to its reasonable attorneys' fees and costs.

22. Governing Law.  This Agreement is made and entered into in the State of New York, and shall in all respects be interpreted, enforced, and governed by, and continued and enforced in accordance with, the internal substantive laws (and not the laws of choice of laws) of the State of New York applicable to contracts entered into and to be performed in New York.

23. Arbitration.  With the exception of any claims for workers compensation, unemployment insurance, claims before any governmental administrative agencies or claims related to the National Labor Relations Act, any controversy relating to this Agreement shall be first be submitted to mediation in New York City administered by JAMS.  If the parties are unsuccessful at resolving the dispute through mediation, the parties agree to binding arbitration in New York City administered by JAMS. Such binding arbitration is applicable to any and all claims under state and federal employment related statutes including without limitation the Fair Employment and Housing Act, the Title VII of the Civil Rights Act, as well as any claims related to a claimed breach of this Agreement.   The arbitrator shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the arbitration.  The parties shall maintain the confidential nature of the mediation and arbitration proceedings, and the award, unless otherwise required by law or judicial decision.  Judgment on the award may be entered in any court having jurisdiction.

24. Consideration Period.  You have twenty-one (21) days from the date first written above to consider this Agreement.

25. Voluntary Agreement.  You acknowledge you are entering into this Agreement voluntarily and that you have read and understand the provisions of this Agreement.  You further acknowledge you understand that this Agreement contains a full and final release of all of your claims against the Company and the Viggle Releasees described above.  You have the right to consult with an attorney.  The Company hereby advises you to consult with an attorney of your choice before signing this Agreement.

26. Signature. This Agreement is effective only if an originally executed written notice of acceptance is delivered to Viggle Inc., Attention:  Lisa Failla, Human Resources, 902 Broadway, 11th Floor, New York, New York, 10010 on or before 5 p.m. of the 14th day (2 calendar weeks) from the date of this Agreement.   You may send a signed pdf of this agreement to lisa@viggle.com.

Signatures on following page

Please acknowledge your understanding and acceptance of this Agreement by signing below and returning it in accordance with the instructions above no later than twenty-one (21) days from the date of this letter.  In the event that you do not sign and return this Agreement as set forth above, this Agreement, including, but not limited to the obligation of the Company to provide the Separation Consideration discussed above, shall be deemed null and void.

Sincerely, VIGGLE INC.

		By:	/s/ Mitchell J. Nelson
		Name:	Mitchell J. Nelson
		Title:	Senior Legal Advisor

ACKNOWLEDGED AND AGREED:

/s/ Kevin Arrix
Kevin Arrix

Dated:	September 30, 2015